UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

Filed as at June 21, 2007

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: June 21, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.grtbasin.com

GREAT BASIN GOLD COMPLETES THE APPOINTMENT OF SENIOR MANAGEMENT
FOR ITS HOLLISTER AND BURNSTONE OPERATIONS

June 21, 2007 - Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces appointments of a number of senior staff members at its Hollister and Burnstone mining projects, in line with the Company's strategy to appoint and develop strong, focused management teams at its operations.

For the Company's Hollister project in Nevada USA, Rich Appling will be joining as the Project Manager, Paul Huet as Mining Manager, Brian Morris as Chief Geologist, Steve Konieczki as Chief Engineer and Paul Wheelright as Financial Manager.

Rich Appling will be responsible for advancement of capital projects, including design engineering, permitting, procurement and construction-management of infrastructure needed to initiate production and increase it to commercial levels. He has 32 years of experience in underground hardrock mining in Idaho, Washington, Alaska and Nevada. Rich has been the Project Manager for Hecla Ventures over the past four years, advancing the Hollister Project from an exploration project to an advanced development project.

Paul Huet will supervise the Hollister mining operations, mine engineering, maintenance and surface operations. He will also be responsible for building an operating team and completing the staffing of the Hollister mine. He has over 20 years of experience in underground mining, with a particular focus on narrow vein mining and small mine development. Most recently he was Mine Manager at Newmont's Midas mine.

Steve Konieczki is responsible for surface and underground engineering, development of the site strategic plan and associated budgets. He has more than 30 years of experience in the mining industry, having worked for companies such as Gold Mining and Engineering Services (GMES), which he founded, BHP Copper, and Magma Copper Company. His most recent position was at Newmont's Midas Operation, where since 2004 he was a Chief Engineer.

Brian Morris has more than 20 years of experience in the mining industry, having worked at Barrick's Goldstrike Mine, CGS Personnel, Geotemps, Hecla and with many others. Before joining Great Basin Gold, he was employed at Newmont's Midas mine for almost five years. Since October 2006, he served as the District Exploration Senior Geologist, where he was responsible for narrow vein exploration targets in Nevada. He managed surface exploration in the Midas district, generated statewide epithermal vein targets, developed and executed property acquisitions and managed property farm-outs of Newmont property to interested junior companies.

Paul Wheelright will be responsible for Accounting/ Finance Administration . He has 14 years experience with Placer Dome in positions of Accounting Manager and Marketing Manager. Companies that he also previously worked for include Occidental Minerals, Stillwater Mining Company, Intrepid Mining Company and Newmont Mining. He was most recently at Barrick's Goldstrike Mine as a Senior Accounting Supervisor.

These individuals join the current Hollister team that is headed up by John Haan as the General Manager. He has over 25 years of experience in underground and surface operations, mine development, permitting and engineering as well as international mining expertise. Most recently, he was the Mine Operations and Project Manager for Newmont's Leeville Project in Nevada.

Completing the Hollister team is Scott Price as Senior Exploration Geologist. He has over 15 years experience in mineral exploration which has included early stage reconnaissance, property evaluation, project management, geologic and geophysical data acquisition and compilation and experience with all types and aspects of exploration drilling. He is managing the surface exploration program that is currently underway on the Hollister property.

At the Company's Burnstone mining project in South Africa, the latest appointment is Peter Ott as Mining Manager. Peter will be responsible for managing the operations, mine engineering, surface operations and building an operating team. He has 28 years of mining experience, which includes mine surveying and project management with extensive experience in shaft sinking and exploration work. He was most recently with Fab Erect Mining and Engineering.

He joins the Burnstone team which currently is made up of the following members:

Josh Mashigo is the General Manager. He has 14 years of post graduate mining experience. His work experience extends back to Goldfields Limited (Kloof, Driefontein and Oryx Goldmines), as Unit Mining and Production Manager. In 2004 (as member of Pelawan shareholders), he joined Anooraq Resources as Mining Engineer, working on feasibility and strategy studies including conceptual mining layouts.

Mike Baynes, who joined the team in May 2007, is the Ore Reserve Manager. He has worked in the field of geology for the last 17 years, with experience mainly centred on the Bushveld Complex, Witwatersrand Supergroup and Archean greenstone terrains.

Gerhard Combrink, the Business Services and Financial Manager, joined the team in April 2007. Previously, he had worked at Anglogold Ashanti as Senior Financial Manager and at Anglo American for 10 years.

Kenneth Mbewe is the Human Capital Manager. Prior to joining the Company, he worked for Harmony Gold Mining Co. as a Human Resources leader for their Target operation in the Free State. He has 10 years of mining experience, which started at Gold Field's Beatrix Mine in 1993.

Dudu Ratshefola is the Corporate Social Responsibility Manager at the Burnstone project. She started her career in 1986 as a Credit Controller for various institutions including local government. In 2005, she joined Econo-Mine as socio-economic development professional and her responsibilities included general management, policy analysis, alignment of Corporate Social Investment initiatives to sector charters and national imperatives, with specific focus in the mining industry where she gained extensive experience in the compilation of Social and Labour Plans for the mineral industry.

Ferdi Dippenaar, CEO and President commented "Great Basin Gold recognizes the value and experience these individuals will bring to the respective Hollister and Burnstone teams, which will address some of the risk associated with the delivery of the projects. This is an investment in what we believe will be an important component of the success of these two large projects.

The management team at Hollister comes with all the experience necessary to successfully exploit the high grade gold and silver epithermal vein systems. The operations are already benefiting from their skill and experience.

At Burnstone, the benefit of having the necessary skills on board to deliver this large capital project is starting to show as we are already planning for beyond the current bulk sampling phase to building the mine. The Burnstone project is progressing well with approximately 800 meters of decline development having been completed."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services at +27 (0) 11 884 1610.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that contemplate completion of one or more strategic investments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and there is no certainty of completion of these transactions at the time of announcement. Hence, actual results or developments may differ materially from those projected in the forward-looking statements or nay not happen at all. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.